[LEGG MASON, INC. LETTERHEAD]

September 12, 2011

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2011

Filed May 27, 2011

Definitive Proxy Statement on Schedule 14A

Filed June 16, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Filed August 8, 2011

File No. 001-08529

Dear Ms. Long:

We are in receipt of your comment letter dated August 29, 2011 and respond below to the comments as requested.

Form 10K for the Fiscal Year Ended March 31, 2011

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

Comment 1:

We note that you have included the equity compensation plan information in this section and in your Proxy Statement. In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K only under Item 12 of

Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cfnoaction/aba013004.htm)

Response:

In future filings, we will include the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K only in Item 12 of our Form 10-K Reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment 2:

 In future filings, please consider including information in your overview section that discusses the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provides context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, on your

Q4 2011 earnings call, we note that management discussed that your advisory fee for Q4 was the highest it has been since the September 2008 quarter due to the mix of assets that is trending towards higher-yielding assets in both equity and fixed-income spaces. We further note that management would like assets by client domicile to evolve into a 50-50 split from the current split of 65% in the United States and 35% internationally. We believe that a specific discussion of this type of information in MD&A would enhance investors’ understanding of the company through the eyes of management. Please see the

Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350

(Dec. 19, 2003) for more information.

Response:

In future filings, we will ensure that the overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a discussion of the most important matters on which management focuses in evaluating the company’s operating performance and financial condition.   We believe that the MD&A in our prior filings contained information discussing the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, such as trends in our AUM flows, which is one of the most significant metrics on which management is focused.  However, in future filings we will discuss these matters in the overview section.

Exhibits, page 119

Comment 3:

 We note that you incorporate the Credit Agreement, Exhibit 10.14, by reference to a previously filed Exchange Act filing. However, it does not appear that you have filed all the schedules and exhibits to this agreement when you initially filed it. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

Response:

We will file the full Credit Agreement, including all exhibits and schedules, as an exhibit to our next Form 10-Q filing.

Exhibits 31.1 and 31.2 – Section 302 Certifications

Comment 4:

In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of

Regulation S-K, which should include the phrase “(or persons performing the equivalent functions)” in paragraph 5. Please also comply with this comment in all future annual and quarterly reports. This comment also applies to the Section 302 certifications filed with your Form 10-Q for the fiscal quarter ended June 30, 2011.

Response:

In future filings, we will include in paragraph 5 of the certifications the phrase “(or persons performing the equivalent functions).”  Please note that, in the case of Legg Mason, the company’s auditors and the Audit Committee of the Board of Directors perform the functions of auditors and the audit committee, and thus there are no persons performing the equivalent function as contemplated by the language.

Definitive Proxy Statement on Schedule 14A Filed on June 16, 2011

Policies and Procedures Regarding Related Party Transactions, page 15

Comment 5:

In future filings, please disclose the standards to be applied pursuant to these policies and procedures. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Response:

Item 404(b)(1) of Regulation S-K requires registrants to disclose the material features of its policies and procedures for the review, approval, or ratification of related party transactions.  Legg Mason’s policies and procedures do not specify a particular standard to be applied to the review of related party transactions.  Under the policy, the Board would use its business judgment in reviewing related party transactions.  In future filings, we will disclose that the Board uses its business judgment when reviewing related party transactions.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Determination of Fiscal Year 2011 Bonus Pool

Comment 6:

We note your discussion on page 27 regarding the final determination of the bonus pool for 2011. Supplementally, please explain in more detail the purpose of each assigned weighting for each of the performance metrics and how these weightings, as applied to the overall score for each metric, impact the determination of the size of the bonus pool. Please also disclose the amount of the initial target pool and how the application of the final weightings to each performance metric’s overall score established a bonus pool that equaled the initial target pool. Finally, please explain how the review of the company’s stock price performance confirmed the reasonableness of the bonus pool amount.

Response:

As discussed in the proxy statement, under the Legg Mason executive compensation program for fiscal year 2011, the Compensation Committee used four performance metrics—adjusted operating income margin, net assets under management flows, investment performance and progress towards strategic priorities, to determine adjustments to the initial bonus pool under the program to reflect company performance during the fiscal year.  The initial bonus pool amount for fiscal year 2011, which includes bonus amounts for individuals who are not named executive officers, was $19.5 million (reflecting a $3.5 million reduction in the initial pool to reflect the departure of a participant whose position at the company was eliminated).  The Committee reviewed actual company performance during the fiscal year for each metric and assigned a score for the metric.  The scores ranged from one to five, with three being at the goal, two and four being slightly below or above the goal and one and five being significantly below or above the goal.  The Committee also assigned a weighting for each metric using its business judgment and the factors discussed in the proxy statement.  The purpose of these weightings was to establish numerically the Committee’s view of the relative importance of each metric for the fiscal year.   The Committee then multiplied the score for each metric by the weighting for the metric, and added up the results to establish an overall performance score from one to five.  For fiscal year 2011, the result was an overall score of three, calculated as follows:  a score of four for margin multiplied by 25%, plus a score of one for net AUM flows multiplied by 20%, plus a score of four for investment performance multiplied by 15%, plus a score of three for strategic priorities multiplied by 40%.  An overall performance score of three represents performance at goal, so the initial bonus pool amount was not adjusted (i.e., the final bonus pool was set at 100% of the initial bonus pool since the company’s overall performance, as measured by the four metrics, matched its goals).  As a final check, the Committee considered the company’s stock price performance (a 26% total stockholder return for the fiscal year) and used its business judgment to decide that the final bonus pool amount (including the change from the prior fiscal year bonus pool amount) was reasonable in light of the stockholder returns during the fiscal year.

Comment 7:

On page 26, we note that the committee established the bonus pool for fiscal year 2011 in

April 2011, after the end of the 2011 fiscal year. We further note in footnote 2 on page

31 that you include the equity compensation awards granted for performance rendered in fiscal year 2011 in the Grants of Plan-Based Awards Table. Please note that the Grants of Plan-Based Awards Table should include information concerning each grant of award made in the last completed fiscal year. In other words, the Table should only include awards with a grant date occurring in your 2011 fiscal year. From the grant dates listed in the Table and your previous disclosure on page 26, it appears that the compensation committee actually granted the awards contained in this Table in the 2012 fiscal year.

With a view toward future disclosure, please revise this Table to reflect equity compensation awards granted during the 2011 fiscal year.

Response:

In future filings, we will modify the Grants of Plan-Based Awards table to include equity compensation awards granted during the fiscal year.   Please note that the required information relating to equity compensation awards granted during the 2011 fiscal year has been publicly disclosed (see, for example, the 2010 Grants of Plan Based Awards table).  To avoid duplication of information disclosed in prior Grants of Plan-Based Awards tables, we had not previously changed our practice of disclosing in a proxy statement awards granted for performance by our named executive officers during the fiscal year of the proxy statement.   As noted above, however, we will modify our approach in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 41

Comment 8:

We note your statement on page 42 that “Except as described above, we made no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.”

Please note that it is inappropriate to state that there were no changes other than those noted elsewhere. If there were changes in your internal control over financial reporting for purposes of Item 308(c) of Regulation S-K, please disclose that there were changes and describe the changes.

Response:

In Item 4 (Controls and Procedures) of Legg Mason’s 10-Q for the period ended June 30, 2011, we disclosed certain modifications that we made to our internal controls over financial reporting to support new systems being utilized as a result of a streamlining initiative (see sentences 4 and 5 of Item 4).   We disclosed that there were no material control issues related to these changes in our control environment (see sentence 6 of Item 4).  In the sentence immediately following that disclosure (see final sentence of Item 4), we stated: “Except as described above, we made no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.”  Please note that we were referring only to the changes referenced in the sentences immediately preceding that statement, and thus we did disclose that there were changes and described those changes in this section.  In future filings, if there are changes in our control systems over financial reporting, we will disclose those changes and in the sentence immediately following the disclosure state the following:  “We made no other change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.”

In connection with our response to your comment letter, we acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Tom Merchant (410) 454-4415.

Sincerely,

/s/ Thomas C. Merchant

cc: Craig Slivka, U.S. Securities and Exchange Commission